December 22, 2015

Sharon Blume

Accounting Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.

Item 4.02 Form 8-K

Filed December 4, 2015

File No. 001-15697

Dear Ms. Blume:

Elite Pharmaceuticals, Inc. (the "Company") hereby responds to the comments contained in your December 9, 2015 comment letter concerning the above referenced Company filing. Headings and comment numbers below correspond to the headings and comment numbers in your letter.

COMMENT NO. 1.

Item 4.02 - Nonreliance on Previously Issued Financial Statements

1.	Please amend your filing to disclose when you concluded that your financial statements could no longer be relied upon. Refer to Item 4.02(a).

RESPONSE.

Per our discussion with the Staff, the Company believes that the date that the Company concluded that its financial statements could no longer be relied upon, December 2, 2015, was disclosed on the cover page of the Form 8-K above the line “Date of Report (Date of earliest event reported)” (emphasis added). Accordingly, the Company does not believe that is needs to file an amendment to the Form 8-K

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

COMMENT NO. 2.

2.	Please include your SAB 99 and SAB 108 analyses of the impact of adjustments related to the change in accounting for your convertible preferred stock in previously issued annual and interim financial statements in your response to our letter dated November 20, 2015.

RESPONSE.

The Company included its SAB 99 and SAB 108 analyses of the impact of adjustments related to the change in accounting for its convertible preferred stock in previously issued annual and interim financial statements in its recently filed response to the Commission’s November 20, 2015 comment letter.

As required, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Carter Ward
Carter Ward, CFO

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com